File No. 70-8803

CERTIFICATE OF NOTIFICATION

(Rule 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NEES Energy, Inc.

In accordance with the order of the Securities and Exchange Commission dated May 23, 1996, the following is a report for the first quarter of fiscal year 2003:

1.	NEES Energy, Inc. (NEES Energy), a Massachusetts Corporation, was formed on June 14, 1996. The corporation was capitalized on August 9, 1996 when one thousand shares of NEES Energy common stock were issued and sold to New England Electric System (NEES). On March 22, 2000, NEES was acquired by National Grid Group plc, and renamed National Grid USA. In conjunction with the merger, the Company's accounting year changed from a calendar year to a fiscal year beginning April 1 and ending March 31.

2.	In connection with the merger of NEES and National Grid Group plc, as of March 22, 2000, the estimated fair value of AllEnergy Marketing Company, L.L.C. (a wholly owned subsidiary of NEES Energy) was recorded as an asset held for sale. This estimate changed due to intercompany borrowings and repayments. Also, the estimate was revised to reflect the net realizable value of the company as well as estimated operating losses incurred during the holding period. The amount remaining at March 31, 2001 was reclassified to consolidated National Grid USA goodwill.

3.	As of December 31, 2000, AllEnergy Marketing Company, L.L.C. had sold its two subsidiaries (Texas Liquids, LLC and Texas Ohio Gas, Inc.) and virtually all of its operating divisions to unaffiliated third parties. All remaining business activities were resolved during the fourth quarter of fiscal year 2002.

4.	Effective August 24, 2001, AllEnergy Marketing Company, L.L.C. changed its name to AEMC, L.L.C.
5.	As of June 30, 2002, National Grid USA had purchased 1,000 shares of NEES Energy common stock and made subordinated loans and other paid-in capital contributions to NEES Energy totaling $6,016,000 and $10,655,000, respectively.

6.	As of June 30, 2002, NEES Energy had no permanent personnel and during the first quarter of fiscal year 2003 there were no individuals assigned on a substantially full-time basis.
7.	During the first quarter of fiscal year 2003, NEES Energy had no kilowatthours sold or marketed.
8.	Attached in Exhibits A through C are a consolidated balance sheet as of June 30, 2002, consolidated statements of income and retained earnings and statements of cash flows for the quarter and twelve months ended June 30, 2002.

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-8803) to be signed on its behalf by the undersigned officer thereunto duly authorized.

NEES Energy, Inc.
s/John G. Cochrane
John G. Cochrane President and Treasurer

Date: August 19, 2002

EXHIBIT INDEX

Exhibit	Description	Page
A	Consolidated Balance Sheet as of June 30, 2002 (Unaudited, Subject to Adjustment)	Filed herewith
B	Consolidated Statements of Income and Retained Earnings For the Quarter and Twelve Months Ended June 30, 2002 (Unaudited, Subject to Adjustment)	Filed herewith
C	Consolidated Statements of Cash Flows For the Quarter and Twelve Months Ended June 30, 2002 (Unaudited, Subject to Adjustment)	Filed herewith

Exhibit A

NEES Energy, Inc.
Consolidated Balance Sheet
(Thousands of Dollars)
As of June 30, 2002
(Unaudited, Subject to Adjustment)

ASSETS
Current assets:
Cash	$ 23
Accounts Receivable	1
Tax benefits receivable	1,794
Total current assets	$ 1,818
Total assets	$ 1,818

LIABILITIES AND CAPITALIZATION
Current liabilities:
Accounts payable to affiliates	$ 1
Accrued expenses	2,182
Total current liabilities	2,183
Parent company's investment:
Subordinated notes payable to parent	6,016
Common stock, par value $1 per share	1
Other paid-in capital	(6,527)
Accumulated deficit	145
Total parent company's investment	(365)
Total liabilities and parent company's investment	$ 1,818

Exhibit B

NEES Energy, Inc.
Consolidated Statements of Income and Retained Earnings
(Thousands of Dollars)
For the Periods Ended June 30, 2002
(Unaudited, Subject to Adjustment)

	Quarter	Twelve Months
INCOME
Revenue	$ 0	$ 0
Total income	0	0
EXPENSES
Operating expenses
General and administrative expenses	(217)	161
Income tax	90	(496)
Total operating expenses	(127)	(335)
Operating income (loss)	127	335
Other income (expense), net	0	10
Operating and other income (loss)	127	345
Interest expense	0	(52)
Net income (loss)	127	293
Accumulated deficit at beginning of period	18	(148)
Accumulated deficit at end of period	$ 145	$ 145

Exhibit C

NEES Energy, Inc.
Consolidated Statements of Cash Flows
(Thousands of Dollars)
For the Periods Ended June 30, 2002
(Unaudited, Subject to Adjustment)

	Quarter	Twelve Months
Operating activities:
Net income (loss)	$ 127	$ 293
Adjustments to reconcile net income (loss) to
net cash provided by (used in) operating activities:
(Increase) decrease in accounts receivable	(1)	(1)
(Increase) decrease in tax benefits receivable	91	17,043
Increase (decrease) in current liabilities	(401)	(810)
Net cash provided by (used in) operating activities	(184)	16,525
Financing activities:
Change in subordinated notes payable to parent	200	(16,522)
Net cash provided by (used in) investing activities	200	(16,522)
Net increase (decrease) in cash and cash equivalents	16	3
Cash and cash equivalents at beginning of period	7	20
Cash and cash equivalents at end of period	$ 23	$ 23